3M General Offices	3M Center
Building 220-10W-19
St. Paul, MN 55144 USA

July 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that 3M Company has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 which was filed with the Securities and Exchange Commission on July 28, 2020.

Respectfully submitted,

/s/ Michael M. Dai
Michael M. Dai
Associate General Counsel
& Assistant Secretary
3M Company